

December 27, 2024

Jeremy Barnett
Chief Executive Officer
Rad Technologies Inc.
1501 Lincoln Blvd.
Venice, CA 90291

> **Re: Rad Technologies Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 11, 2024**
> **File No. 024-12513**

Dear Jeremy Barnett:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Offering Circular Cover Page, page 2

1.      We note your response to prior comment 1 regarding the value of your bonus shares. Please disclose how you calculated the implied value of $1,999,999.65 for the Bonus Shares, as it appears you merely applied the $0.55 offering price to these shares. You should indicate that these bonus shares will cause significant dilution to investors and will result in differing shareholders paying differing amounts for their shares, depending on the amount of bonus shares received. In addition, revise the table to reflect the aggregate offering amount including the value of the bonus shares.

Design and Development, page 14

2.      We note your response to prior comment 14 regarding your AI technology. Please disclose the extent that your design and development of your AI technology is based on licensed, outsourced, or open-sourced AI software tools.

Plan of Distribution and Selling Security Holders, page 30

3.      We note your response to prior comment 4 and reissue it in part. Item 4 in Part I of your Notifications in your Offering Statement still references that you have not used any solicitation materials, please revise. Further, in the Summary and this section, please clearly indicate whether investors that reserve shares through your website and its link to the DealMaker Securities platform are making non-binding reservations prior to qualification of your Offering Statement.  Finally, your website states that investors can "Reserve Shares - Join the waitlist by reserving shares" and the disclaimer states that "The company is "testing the waters" under Regulation A+. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an Offering Statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the Offering Statement. The information in that Offering Statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing." Please provide your analysis regarding whether the advanced reservations and your testing the waters materials more generally comply with Rule 255(b) of Regulation A.

4.      We note your response to prior comment 3 regarding the role of Dealmaker Securities in your offering. Please incorporate your response in the Offering Circular with regards to DealMaker's role as a statutory underwriter under Section 2(a)(11) of the Securities Act and its registration and regulation by both the SEC and FINRA as a broker-dealer. You may explain how their role differs from a traditional IPO underwriter in a firm commitment offering.

Subscription Procedures, page 30

5.      We note your response to prior comment 10.  Please revise to clarify:
   • How the rolling closings will operate, including when the initial closing and subsequent closings will occur
   • What factors will go into the decision to do a rolling closing, and how you intend to inform investors of each closing
   • The process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription
   • What factors will go into deciding whether to accept or reject a subscription, and
   • The process for returning proceeds to investors for subscriptions that are rejected.

6.      Please incorporate your responses to prior comment 11 in your Offering Circular.

7.  We note your response to prior comment 12 and reissue it in part. Please clarify how investors identify they will receive or be eligible to receive bonus shares. As noted previously, the subscription agreement does not have a place where investors claim how they are eligible for bonus shares, nor is there any reference that it will be calculated automatically. Please explain the process how you identify and verify the number of bonus shares investors are eligible to receive and if it depends on them first notifying you of how they are eligible to receive them.

General

8.  It appears you have conducted multiple concurrent Regulation Crowdfunding and Regulation D offerings. We further note your Form 1-A appears to contemplate this offering being conducted concurrently with, or near in time to, these Regulation Crowdfunding and Regulation D offerings. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering. Refer to Rule 152 (particularly subsection(a)(2)) of the Securities Act of 1933 in your response.

9.  We note that you appear to have conducted multiple concurrent Regulation Crowdfunding offerings (e.g., "On November 21, 2024, the Company completed a Regulation CF offering with DealMaker Securities, LLC" and "On October 14, 2024, the Company launched a Regulation CF offering with OpenDeal Broker LLC"). Please revise your disclosure to clarify whether any concurrent offerings were conducted with different intermediaries. To the extent you utilized different intermediaries, please provide us with an analysis regarding how you complied with Rule 100(a)(3) of Regulation CF and/or revise your risk factors as appropriate.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Andrew Stephenson, Esq.